September 10, 2009

Ms. Joanna Lam
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4628
150 F Street, N.E.
Washington D.C. 20549-4628

Re: China Energy Corporation
Form 10-K for the Fiscal Year Ended November 30, 2008
Filed on March 16, 2009
Form 10-Q for the Fiscal Quarter Ended February 28, 2009
Filed on April 20, 2009
Form 10-Q for the Fiscal Quarter Ended May 31, 2009
Filed July 22,2009
File No. 000-52409

Dear Ms. Lam:

On behalf of our client, China Energy Corporation (the “Company”) and pursuant to our telephone conversation, we respectfully request an additional ten business day period to September 25, 2009 to respond to the Staff’s comments in its letter dated August 28, 2009.

If you have any questions, please do not hesitate to call.

Very truly yours,

Ronit Fischer

cc: Mitchell Nussbaum
Loeb & Loeb LLP

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